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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 4

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)* |
| --- | --- | --- |
| Tooker, Gary L. <br> *(Last) (First) (Middle)* | Eaton Corporation (ETN) | |

| | 4. Statement for Month/Day/Year | 5. If Amendment, Date of Original *(Month/Day/Year)* |
| --- | --- | --- |
| 6616 N. 64th Place <br> *(Street)* | 9/30/2002 | |

| | 6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)* | 7. Individual or Joint/Group Filing *(Check Applicable Line)* |
| --- | --- | --- |
| Paradise Valley, AZ 85253 <br> *(City)  (State)  (Zip)* | ☒ Director  ☐ 10% Owner <br> ☐ Officer *(give title below)* <br> ☐ Other *(specify below)* | ☒ Form Filed by One Reporting Person <br> ☐ Form Filed by More than One Reporting Person |

Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.

\*   If the form is filed by more than one reporting person,  *see* instruction 4(b)(v).

## Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Shares | | | | | | | | 3,000.000 | I | by trust (1) |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |

Page 2

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
## (*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security *(Instr. 3)* | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date *(Month/Day/Year)* | 3A. Deemed Execution Date, if any *(Month/Day/Year)* | 4. Transaction Code *(Instr. 8)* | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)* | |
|---|---|---|---|---|---|---|---|
| | | | | **Code** | **V** | **(A)** | **(D)** |
| Phantom Share Units | NA | 9/30/2002 | | A | | 183.210 (2) | |

Page 3

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
### (*e.g.*, puts, calls, warrants, options, convertible securities)

| 6. Date Exercisable and Expiration Date *(Month/Day/Year)* | | 7. Title and Amount of Underlying Securities *(Instr. 3 and 4)* | | 8. Price of Derivative Security *(Instr. 5)* | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)* | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)* | 11. Nature of Indirect Beneficial Ownership *(Instr. 4)* |
|---|---|---|---|---|---|---|---|
| Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| NA | NA | Common Shares | 183.210 | NA | 2,045.460 | D | |

**Explanation of Responses:**

(1) Held in the Tooker Trust dated 9/13/02 under which Gary L. Tooker and Diane R. Tooker are co-trustees.

(2) Phantom Share Units allocated to the account of the reporting person during 2002 pursuant to the 1996 Non-Employee Director Fee Deferral Plan.

| *Gary L. Tooker | 10/2/02 |
|---|---|
| */s/ Claudia J. Taller as Attorney-in-Fact **Signature of Reporting Person | Date |

_____

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

## POWER OF ATTORNEY

   *KNOW ALL MEN BY THESE PRESENTS:* That the undersigned has made, constituted and appointed, and by this instrument does make, constitute and appoint, each of J. ROBERT HORST, EARL R. FRANKLIN, MARK HENNESSEY, DAVID M. O'LOUGHLIN, JANE W. GRISWOLD, GORDON S. KAISER, ANTHONY M. SMITS, CIPRIANO BEREDO, SEAN PEPPARD and CLAUDIA TALLER, acting individually, as his or her true and lawful attorney, for him or her, and in his or her name, place and stead, to affix, as attorney-in-fact, the signature of the undersigned to reports to the Securities and Exchange Commission on Forms 3, 4 ,5 or 144 with respect to transactions or holdings by the undersigned in equity securities issued by Eaton Corporation, an Ohio corporation, and to any and all amendments to such reports, giving and granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as the undersigned might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

   This Power of Attorney shall expire on the date the undersigned is no longer required to file Form 4, 5 or 144 reports with the Securities and Exchange Commission with respect to holdings of and transactions in securities issued by Eaton Corporation, unless revoked in writing prior thereto.

   IN WITNESS WHEREOF, this Power of Attorney has been signed at Cleveland, Ohio, this 25th day of September, 2002.

                                                  /s/ Gary L. Tooker
                                                  _____
                                                  Gary L. Tooker